UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1. Name of the registrant:

Texas Pacific Land Trust

2. Name of persons relying on exemption:

Mission Advisors, LP

MCG Capital, LLC

Dana McGinnis

Mission Permian Minerals, LP

Souterrain, LP

Torquil, LLC

3. Address of persons relying on exemption:

c/o Mission Advisors, LP

112 E. Pecan Street, Suite 1425

San Antonio, TX 78205

Attn: Dana McGinnis, CIO

(210) 323-2000

4. Written material: On March 24, 2019, Mission Advisors, LP (“Mission”) sent an open letter to its advisory clients and other business contacts, which was re-formatted as a press release (attached hereto) and issued on March 25, 2019.

PLEASE NOTE: Mission is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send Mission your proxy card.

(Written Material follows on next page)

Mission Advisors Issues Open Letter to Texas Pacific

Land Trust Shareholders

Urges Shareholders to Vote “FOR” Donald G. Cook, Using the BLUE Proxy Card

April 25, 2019 08:00 AM Eastern Daylight Time

SAN ANTONIO—(BUSINESS WIRE)1—Mission Advisors, a long-term oriented investment firm and the second largest shareholder of Texas Pacific Land Trust (NYSE: TPL) (“TPL”), today issued an open letter to TPL shareholders in connection with the company’s upcoming 2019 Special Meeting of Shareholders, scheduled for May 22, 2019.

In the letter, Mr. McGinnis:

•	Reminds shareholders why it is important to elect Donald G. Cook as trustee

•	Outlines why the dissident shareholder’s schemes will undermine the value of the company

•	Reinforces that the dissident’s nominee, Eric Oliver, is grossly unfit for the position and does not understand the business

Missions Advisors strongly recommends that shareholders vote to support TPL with a vote on the BLUE proxy card.

The full text of the letter to shareholders follows.

Open Letter from Dana McGinnis, CIO, Mission Advisors

Vote for General Cook, TPL Trustee

We urge you to elect Four-Star General Donald G. Cook2, as Trustee to lead Texas Pacific Land Trust. Complete, sign and return the BLUE proxy card, or by voting online by following the instructions at www.TrustTPL.com3. We must avoid the rogue activist nominee, Eric Oliver, of dissidents Horizon Kinetics/Softvest/ART-GFT et al. Mr. Oliver is naïve and reckless. His incompetent recommendations and schemes will undermine the value of everyone’s TPL holdings. Our investment is at grave risk.

[1]	Original text included a hyperlink to https://www.businesswire.com/portal/site/home/.
[2]	Original text included a hyperlink to https://mms.businesswire.com/media/20190422005336/en/717361/1/TPLT_Letter_from_Cook_clean.pdf?download=1.
[3]	Original text included a hyperlink to https://www.trusttpl.com/.

Texas Pacific Land Trust has been very good to its shareholders. TPL’s Investor Presentation, April 20194 speaks for itself. We are the second largest shareholder, and an energy investor for over 40 years. As an investment, TPL is unparalleled. It continues to give us remarkable and valuable reasons to believe the future of TPL is bright indeed. Since its formation in 1888, and throughout the years under the leadership of Mr. Maurice Meyer, TPL continues to be a jewel in our portfolios, in the State of Texas and the energy business. We must elect Four-Star General Donald G. Cook as trustee to lead TPL. We encourage you to join TPL and General Cook, who will host a Video Q&A on Thursday April 25, during which he will provide his personal perspectives on the issues.

View TPL Trust’s April 22, 2019 press release with General Cook’s letter to shareholders here5.

The dissident group, spearheaded by Horizon Kinetic/Softvest/ART-GFT Family Partners, seeks to force its way into the seat on the board, vacated by the death of Mr. Meyer. Their rogue nominee, Eric Oliver, has demonstrated to me with his offbeat suggestions and his pressuring of the trustees that he is not qualified for the position. Nonetheless he is presently on a self-promoting marketing campaign, attempting to convince us, the shareholders, to choose him as trustee. Eric Oliver is a big mistake.

As a long term holder of TPL shares, and the second largest shareholder (behind the activist group), I support Texas Pacific Land Trust’s management. I am an experienced MLP investor as well and know TPL was right to rebuff all of Mr. Oliver’s naïve recommendations concerning MLPs. We all want TPL to continue doing what they have been doing and to do so well into the future. This dissident consortium wants to interrupt the momentum. They want to change the proven, steady momentum that has made us outstanding returns. To what aim? Changing a long-proven successful business like TPL, without any clear reason - because there are none – is reckless. Worse yet, the dissidents and its nominee suggest they want to “fix” TPL and thereby add to its success. In our view, the dissident’s complaints are lacking perspective and reason. TPL is doing just fine.

Investors must vote with the management and General Don Cook.

[4]	Original text included a hyperlink to http://nebula.wsimg.com/e8c90c2b71644ad71148c18a70d99372?AccessKeyId=2243349EEDDBDAAD8265&disposition=0&alloworigin=1.
[5]	Original text included a hyperlink to https://www.businesswire.com/news/home/20190422005336/en/.

The dissident group called me for advice.

Days ago I received a call from a senior analyst at Horizon Kinetics – the dissident group that is supporting their unsuitable nominee. He said his job was to research TPL as much as possible. He found my name and reports on TPL written a couple of years ago and concluded that I was one of the most knowledgeable people in the industry with regard to TPL. I can just say that my analyses are based on the public information, conversations with management and my 40 years expertise in energy investments. Two of those three things are available to any shareholder willing to call management and do a little work on his own. The dissidents who complain that management does not share information are completely wrong. Why are their analysts calling me for information? I have the same access to TPL as they do. In the end, Horizon Kinetics gives me no clear reason for wanting their dissident nominee on the board at all. Do they have another motivation?

The dissident’s grievances:

First, the dissidents want TPL trustees to stop taking credit for the success of the business over the past few years. That is a gross misrepresentation of what has actually happened. TPL’s market success is phenomenal and that success has not been limited to the last few years – it has been successful since the 1920s. TPL’s growth and development is no accident, as the dissidents claim. There have been many Trustees over decades that managed the business. Collectively, they have done a remarkable job. The management has made the shareholders a lot of money. They have positioned TPL so that will continue grow long into the future. The dissident’s opinion is baseless, pure grandstanding.

TPL deserves its due credit.

Incompetent nominee: A complete misrepresentation of himself and his goals.

There is at least one pandering video on the internet featuring the dissident’s rogue nominee, Eric Oliver6. He claims the video is to disprove the public information circulating about him being a “bad guy.” He denies being a dissident. He also implies that people think he has horns and a pitchfork. He flatters himself. What follows on the video is a pandering walk around his home office where he proudly displays maps of Texas stuck on the walls, and his computers. Any dabbler in mineral properties has maps. What you definitely do not see in his marketing video is proof that he has any qualified judgement.

Mr. Oliver has contacted management on many previous occasions insisting that TPL management convert the Trust to an MLP. This is a prime example of his poor judgement – one we must all avoid. There are public documents available to shareholders where TPL management details conversations with Mr. Oliver and his

[6]	Original text included a hyperlink to https://vimeo.com/330849206/5eb7bbd692.

incessant desire to convert TPL to an MLP. I suggest you read the transcripts. As for myself, for nearly ten years I have managed the best performing MLP and Energy fund on the street. Mr. Oliver obviously has NO IDEA about MLPs. He asks – persistently – why TPL does not convert to an MLP. When I sold all the MLPs in my investor’s portfolio, Mr. Oliver was insisting that TPL to become one of the casualties! As it turns out his charade is a rehash of his earlier private attempt to influence the decision. I have not bought MLPs back and my Fund continues to lead the energy market performance. It was obvious this rogue nominee is uninformed at best and refuses to admit he is constantly wrong about TPL and the business. Is he going to get smarter if elected? Definitely not. Mr. Oliver is a huge risk!

Mr. Oliver stubbornly insists on bad ideas.

TPL did take the time to discuss Mr. Oliver’s unfounded recommendation even after trying to dissuade him. They then took the further step of hiring, at some expense to all of us, an independent consulting firm that reached the same conclusion - a conversion to an MLP was a bad idea. Still Mr. Oliver insisted, recommending that TPL borrow $100 Million to pay to shareholders as part of the MLP conversion as an incentive to convince us, the shareholders. He insists to this day. I say enough is enough!

Mr. Oliver is not through with his schemes.

In the proxy statement he makes one of his old nonsensical ideas yet again. He wants to fully explore converting the Trust into a Delaware Corporation. He fails to outline even one reason why the corporation would make more sense than the current structure. Not one.

More reasons why Mr. Oliver would be unlikely to add anything to the advancement of TPL

Corporations, as they exist for public companies, have a lot more infrastructure and overhead requirements than the current Trust structure. The dissidents insist that a corporation offers more transparency for shareholders. This is not true. TPL is always ready to provide information to the extent of SEC limitations. We all want transparency, and TPL has provided it. All shareholders have to do is call them.

TPL discloses what management has been doing for all of us. As shareholders we must also remember, that to protect us, there are rules for disclosing nonpublic information. There are also competitive reasons to hold your tongue.

As for the corporate structure just for the structure, that is another of Oliver’s unnecessary and costly follies. The rogue nominee has had this discussion with TPL repeatedly in the past. So much so that now he even claims that it was his idea! Mr. Oliver has persisted with tired, worn-out and useless suggestions for which he has already been given studied denials, at shareholder expense. Does he have any good ideas? Does anyone in the dissident group have any good ideas? If so, let’s hear them.

I believe Gen. Donald Cook is by far the best candidate for Trustee. Vote for him.

We should not let Mr. Oliver anywhere near the Water Business!

Mr. Oliver claims he can help with the management of the water business. He cites all the risks of being in the business as if TPL were unaware of its own business. He suggests he would help TPL find better water managers and hire outside consultants to better evaluate and grow the business. The idea is absurd.

He does not understand the business and poses a huge risk to us.

TPL currently has a water team in place that is the envy of the industry. Mr. Oliver goes on in the proxy statement to suggest that TPL sell off the water royalty rights to a third party. This very statement demonstrates that he does not understand in the least that the land and water rights must work together. To suggest TPL separate them is naive and reckless. It is because TPL controls the land and the rights together that enables TPL to leverage the water business by teaming with neighboring owners. This is the backbone that allows TPL to create long term valuable contracts with the operators that need water now, and will need even more recycling and disposal of produced water in the future. It is irresponsible for any shareholder to make such an uninformed statement, especially one who says he can enlighten TPL management on the road ahead. Mr. Oliver cannot.

So, I ask again that shareholders read the investor presentation, call management or even me, if you like, to discuss any of the material at your disposal. It is in my best interest to capture all of the upside that shareholders are sure to experience if the past excellent management and strategy continues into the future. I want all shareholders to have the best returns possible. Eric Oliver is wrong for TPL.

Support Texas Pacific Land Trust.

Vote with Management. Vote for Four-Star General Donald G. Cook.

Please call me if you are undecided and want to talk. Please do not call to try to change my mind.

Dana McGinnis

Founder and Chief Investment Officer

Contacts

Investor Contact:

Mission Advisors

112 E. Pecan Street, Suite 1425

San Antonio, TX 78205

info@missionadv.com

210.323.2000

Media Contact:

Gagnier Communications

Dan Gagnier

646.569.5897